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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.    2    )*
                                          --------

                           Boston Beer Company, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                             Class A Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   10055710
--------------------------------------------------------------------------------
                                (CUSIP Number)


                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:

     [_]     Rule 13d-1(b)
     [_]     Rule 13d-1(c)
     [X]     Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 10 pages

-----------------------                                      ------------------
CUSIP No.      10055710               13G                    Page 2 of 10 Pages
-----------------------                                      ------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Consumer Venture Partners I, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0- Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,058,820 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,058,820 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,058,820 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.46%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------

                              Page 2 of 10 pages

-----------------------                                      ------------------
CUSIP No.      10055710               13G                    Page 3 of 10 Pages
-----------------------                                      ------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Consumer Venture Associates, I, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Delaware Limited Partnership

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0- Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,058,820 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,058,820 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,058,820 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.46%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      PN

------------------------------------------------------------------------------

                              Page 3 of 10 pages

-----------------------                                      ------------------
CUSIP No.      10055710               13G                    Page 4 of 10 Pages
-----------------------                                      ------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Pearson C. Cummin III

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            7,500 Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,058,820 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             7,500 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,058,820 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,071,320 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.53%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

                              Page 4 of 10 pages

-----------------------                                      ------------------
CUSIP No.      10055710               13G                    Page 5 of 10 Pages
-----------------------                                      ------------------

--------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Christopher P. Kirchen

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            -0- Shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,058,820 Shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             -0- Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,058,820 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,058,820 Shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      6.46%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

                              Page 5 of 10 pages

Item 1(a).     Name of Issuer:  Boston Beer Company, Inc.
               --------------

Item 1(b).     Address of Issuer's Principal Executive Offices:
               -----------------------------------------------
               75 Arlington Street, Boston, Massachusetts 02116.

Item 2(a).     Names of Persons Filing:  Consumer Venture Partners I, L.P.
               -----------------------
               ("CVP I"), Consumer Venture Associates, L.P. ("Consumer Associates"), Pearson C. Cummin III and Christopher P. Kirchen. Messrs. Cummin and Kirchen (collectively, the "General Partners") are the general partners of Consumer Associates, the sole general partner of CVP I.

Item 2(b).     Address of Principal Business Office or, if None, Residence:  The
               -----------------------------------------------------------
               address of the principal business office of CVP I, Consumer Associates and each of the General Partners is Consumer Venture Group, Inc., Three Pickwick Plaza, Greenwich, CT 06830.

Item 2(c).     Citizenship:  CVP I and Consumer Associates are limited
               -----------
               partnerships organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 2(d).     Title of Class of Securities:  Class A Common Stock, $.01 par
               ----------------------------
               value.

Item 2(e).     CUSIP Number:  10055710
               ------------

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or
               ---------------------------------------------------------
               13d-2(b), check whether the person filing is a:
               ----------------------------------------------

               Not Applicable.

Item 4.        Ownership.
               ---------

          (a) Amount Beneficially Owned: Each of CVP I and Consumer Associates (individually an "Entity" and collectively the "Entities") may be deemed to own beneficially 1,058,820 shares of Class A Common Stock as of December 31, 1998. CVP I is the record owner of 1,058,820 shares. (The shares held of record by CVP I are referred to collectively herein as the "Record Shares"). By virtue of the affiliate relationships among the Entities, each Entity may be deemed to own beneficially all of the Record Shares. Hence, each Entity may be deemed to own beneficially 1,058,820 shares of Class A Common Stock. Additionally, in their capacities as individual general partners of Consumer Associates, each of the General Partners may be deemed to own beneficially 1,058,820 shares of Class A Common Stock. Additionally, Mr. Cummin has options to purchase 7,500 shares of Class A Common Stock, which options are presently exercisable. Thus, Mr. Cunnim may be deemed to own beneficially an additional 7,500 shares of Class A Common Stock. Mr. Cummin expressly disclaims beneficial ownership of these shares.

          (b) Percent of Class: CVP I: 6.46%; Consumer Associates: 6.46%; each of the General Partners (with the exception of Mr. Cummin who may be deemed to beneficially own 6.53%): 6.46%. The foregoing percentages are calculated based on the 16,393,948 shares of Class A Common Stock reported to be outstanding as of October 31, 1998 on the Issuer's Form 10-Q for the quarter ending September 26, 1998.

                              Page 6 of 10 pages

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:  Mr. Cummin:
                      7,500 shares.  0 shares for all other reporting persons.

               (ii)   shared power to vote or to direct the vote:  CVP I:
                      1,058,820 shares; Consumer Associates: 1,058,820 shares; each of the General Partners: 1,058,820 shares.

               (iii)  sole power to dispose or to direct the disposition of: Mr.
                      Cummin: 7,500 shares. 0 shares for all other reporting persons.

               (iv)   shared power to dispose or to direct the disposition of:
                      CVP I: 1,058,820 shares; Consumer Associates: 1,058,820 shares; each of the General Partners: 1,058,820 shares.

          Each of Consumer Associates and each of the General Partners expressly disclaims beneficial ownership of any shares of Class A Common Stock of Boston Beer Company, Inc. held of record by CVP I.

Item 5.   Ownership of Five Percent or Less of a Class.
          --------------------------------------------

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.
          ---------------------------------------------------------------

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary which Acquired the
          ----------------------------------------------------------------------
          Security Being Reported on by the Parent Holding Company.
          --------------------------------------------------------

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.
          ---------------------------------------------------------

          Not applicable. CVP I, Consumer Associates and each of the General Partners expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(ii)(J).

Item 9.   Note of Dissolution of Group.
          ----------------------------

          Not Applicable.

Item 10.  Certification.
          -------------

          Not applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).or 13d-1(c)

                              Page 7 of 10 pages

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:     February 12, 1999

CONSUMER VENTURE PARTNERS I, L.P.

By:       Consumer Venture Associates, L.P.

          By: /s/ Pearson C. Cummin III
             ------------------------------
             Pearson C. Cummin III
             General Partner

CONSUMER VENTURE ASSOCIATES, L.P.


By:  /s/ Pearson C. Cummin III
    ---------------------------------------
          Pearson C. Cummin III
             General Partner


     /s/ Pearson C. Cummin III
    ---------------------------------------
    Pearson C. Cummin III


                      *
    ---------------------------------------
    Christopher P. Kirchen


                                    *By: /s/ Pearson C. Cummin III
                                        -------------------------------
                                        Pearson C. Cummin III
                                        Attorney-in-Fact


_____________________________________________________________________________

This Schedule 13G was executed by Pearson C. Cummin III pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 16, 1993, in connection with a Schedule 13G for Natural Wonders, Inc., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as Exhibit 2.

                              Page 8 of 10 pages

                                   EXHIBIT I
                                   ---------

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Class A Common Stock of Boston Beer Company, Inc.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 12, 1999


CONSUMER VENTURE PARTNERS I, L.P.

By:   Consumer Venture Associates, L.P.

      By:  /s/ Pearson C. Cummin III
         ---------------------------------------
         Pearson C. Cummin III
         General Partner


CONSUMER VENTURE ASSOCIATES, L.P.

By:  /s/ Pearson C. Cummin III
    ---------------------------------------
    Pearson C. Cummin III
    General Partner


     /s/ Pearson C. Cummin III
    ---------------------------------------
    Pearson C. Cummin III

               *
    ---------------------------------------
    Christopher P. Kirchen


                                    *By  /s/ Pearson C. Cummin III
                                        ----------------------------------
                                        Pearson C. Cummin III
                                        Attorney-in-Fact


_____________________________________________________________________________

This Agreement was executed pursuant to Powers of Attorney filed with the Securities and Exchange Commission on February 16, 1993, in connection with a
Schedule 13G for Natural Wonders, Inc., which Powers of Attorney are incorporated herein by reference and copies of which are attached hereto as
Exhibit 2.

                              Page 9 of 10 pages

                                                                      EXHIBIT II
                                                                      ----------
                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Pearson C. Cummin III and Christopher P. Kirchen, and each of them, with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

          IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 10th day of February, 1993.

                              /s/Pearson C. Cummin III
                              ------------------------
                              Pearson C. Cummin III


                              /s/G. Clinton Merrick
                              ---------------------
                              G. Clinton Merrick


                              /s/Christopher P. Kirchen
                              -------------------------
                              Christopher P. Kirchen


                              Page 10 of 10 pages